UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            FOAMEX INTERNATIONAL INC.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   344123-10-4
                                   -----------
                                 (CUSIP Number)

                            Steven H. Scheinman, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                       ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2001
                             ----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 344123-10-4                                          Page 2 of 6 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARSHALL S. COGAN

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 1,865,263
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       1,865,263
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               1,865,263

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]

13       Percent of Class Represented By Amount in Row (11)
                                      7.77%

14       Type of Reporting Person (See Instructions)
                  IN; OO

                                                               Page 3 of 6 Pages


                  This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Foamex International Inc., a Delaware corporation (the "Issuer"). This Statement supersedes any other Statements on Schedule 13D that have been filed on behalf of the Reporting Person (as defined herein) with respect to the Issuer.

Item 1.           Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 1000 Columbia Avenue, Linwood, Pennsylvania 19061.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of Marshall S. Cogan (the "Reporting Person").

                  This Statement relates to securities held for the accounts of the Reporting Person and two trusts with respect to which the Reporting Person serves as the sole trustee ("Trust A" and "Trust B" respectively). By virtue of his position as the sole trustee of Trust A and Trust B, the Reporting Person may be deemed to have voting and investment power over the securities held for the accounts of Trust A and Trust B and may therefore be deemed to be the beneficial owner of such securities. The Reporting Person disclaims beneficial ownership of any securities not held directly for his account.

                  The principal occupation of the Reporting Person is to serve as Chairman of the Board of the Issuer. The principal business address of the Reporting Person is 767 Third Avenue, 15th Floor, New York, New York 10017. The Reporting Person is a United States citizen.

                  During the past five years,  the Reporting Person has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Reporting Person expended approximately $623,456 of his personal funds to acquire the securities reported herein as being acquired since May 7, 2001 (60 days prior to the date hereof). The foregoing amount expended by the Reporting Person does not include any trading commissions or other fees paid by the Reporting Person.

                  The securities held for the accounts of the Reporting Person, Trust A and Trust B may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  All of the securities reported herein as having been acquired for or disposed of from the accounts of the Reporting Person, Trust A and/or Trust B were acquired or disposed of for investment purposes. Except as set

                                                               Page 4 of 6 Pages

forth below, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

                  The Reporting Person is an officer and director of the Issuer. In his capacity as an officer and director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Person may be deemed to be the beneficial owner of 1,865,263 Shares (approximately 7.77% of the total number of Shares outstanding assuming the exercise of all of the options which are held for the account of the Reporting Person and which are exercisable within 60 days of the date hereof). This number includes (A) 164,300 Shares held for the account of Trust A; (B) 702,500 Shares held for the account of Trust B; (C) 545,396 Shares held for held for the account of the Reporting Person and (D) 453,067 Shares issuable upon the exercise of the 453,067 options which are held for the account of the Reporting Person and which are exercisable within 60 days of the date hereof.

                  (b) The Reporting Person may be deemed to have the sole power to direct the voting and disposition of the 1,865,263 Shares held for the accounts of Trust A, Trust B and the Reporting Person (assuming the exercise of all of the options which are held for the account of the Reporting Person and which are exercisable within 60 days of the date hereof).

                  (c) Except for the transactions listed on Annex A hereto, there have been no transactions effected with respect to the Shares since May 7, 2001 (60 days prior to the date hereof) by the Reporting Person.

                  (d) Subject to the terms of the respective trust agreements, the beneficiaries of Trust A and Trust B have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of Trust A and Trust B in accordance with their interests in Trust A and Trust B, respectively.

                  (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  This Item 6 is not applicable.

Item 7.           Material to be filed as Exhibits.

                  This Item 7 is not applicable.

                                                               Page 5 of 6 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: July 6, 2001                                   MARSHALL S. COGAN


                                                     /s/ MARSHALL S. COGAN
                                                     ---------------------------

                                                               Page 6 of 6 Pages




                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                            FOAMEX INTERNATIONAL INC.


 For the                   Date of           Nature of         Number of         Price per         How Transaction
 Account of              Transaction        Transaction       Securities           Share               Effected
 ----------              -----------        -----------       ----------         ---------             --------

 Marshall S. Cogan        5/9/01            Purchase            4,200            $5.5390            Open Market

      Trust B             5/11/01             Sale              5,000            $5.2540            Open Market

 Marshall S. Cogan        5/14/01           Purchase             500             $5.2500            Open Market

 Marshall S. Cogan        5/15/01           Purchase            5,000            $5.3050            Open Market

      Trust B             5/18/01             Sale               600             $5.3500            Open Market

      Trust B             5/30/01             Sale              2,000            $5.7600            Open Market

      Trust B             6/1/01              Sale               100             $5.8500            Open Market

      Trust B             6/4/01              Sale              4,900            $5.6949            Open Market

 Marshall S. Cogan        6/6/01            Purchase           113,096          $5.04918            Privately
                                                                                                    Negotiated

      Trust B             6/13/01             Sale             10,000            $6.5000            Open Market

      Trust B             6/14/01             Sale              9,000            $6.9000            Open Market

      Trust B             6/14/01             Sale             10,000            $6.9000            Open Market

      Trust B             6/15/01             Sale              5,000            $6.9320            Open Market

      Trust B             6/18/01             Sale              1,000            $7.0700            Open Market

      Trust B             6/18/01             Sale              1,000            $7.2500            Open Market

      Trust B             6/20/01             Sale             11,100            $7.3066            Open Market

      Trust A             6/20/01             Sale              1,300            $7.3000            Open Market

      Trust B             6/21/01             Sale              3,300            $7.4000            Open Market

      Trust A             6/22/01             Sale              4,800            $7.4000            Open Market

      Trust A             6/26/01             Sale              9,900            $7.4237            Open Market

      Trust A             6/26/01             Sale              1,000            $7.4910            Open Market
